EXHIBIT 11

Applied Nanotech Holdings, Inc.
Computation of Income (Loss) Per Share

	Three Months ended September 30,		Nine Months ende September 30,
	2010	2009	2010	2009

Computation of loss per common share:

Net loss applicable to common shares	$(1,053,997)	$(4,435)	$(1,205,151)	$(1,491,576)

Weighted average number of common shares	108,841,403	107,446,878	108,941,722	107,412,626

Net loss per common share	$(0.01)	$(0.00)	$(0.01)	$(0.01)

** No computation of diluted loss per common share is included because such computation results in an antidilutive loss per common share.